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Mollie Duckworth
TEL +1 512.322.2551
FAX +1 512.322.8362
mollie.duckworth@bakerbotts.com

July 11, 2013

065677.0118

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	H. Roger Schwall
Karl Hiller
Michael Fay
Kevin Dougherty

Re:                             Jones Energy, Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-188896

Ladies and Gentlemen:

This letter relates to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as amended through Amendment No. 3 filed on June 28, 2013. On behalf of the Company, and at the request of members of the Staff of the Commission, we have provided a written summary below in response to the oral comments by the members of the Staff via telephonic discussion on July 8, 2013, relating to the potential applicability of Rule 140 of the Securities Act of 1933, as amended (the “Act”) to the Company’s proposed initial public offering (the “Offering”).

Rule 140 provides that a person, the chief part of whose business consists of the purchase of the securities of one or more affiliated issuers, and the sale of its own securities, to furnish the proceeds with which to acquire the securities of such issuer(s), is to be regarded as engaged in the distribution of the securities of such issuer(s) within the meaning of section 2(a)(11) of the Act.  As previously stated to the Commission on the telephone conference on July 9, 2013, the Company respectfully submits that Rule 140 is not applicable to the Company or the Offering.

The “chief part” of the Company’s business is not the purchase of securities of Jones Energy Holdings, LLC (“JEH LLC”).  As disclosed on page 8 of the Registration Statement, the Company will be the sole managing member of JEH LLC, will be responsible for all operational, management and administrative decisions relating to JEH LLC’s business and will consolidate the financial results of JEH LLC and its subsidiaries.  The board of directors of the Company will be responsible for oversight of JEH LLC and each of its operating subsidiaries in connection with its development, production and acquisition of oil and natural gas properties.

The Company’s business is the oil and gas business, which it conducts, like many other companies, through subsidiaries that it controls and actively manages, including JEH LLC.

As disclosed in the Registration Statement, the proceeds from the Offering are ultimately being used to repay debt incurred for the benefit of the Company’s consolidated enterprise, which debt resides at JEH LLC for business and structural reasons that are not atypical.

We note that the Company’s structure is fundamentally different from other recent co-registrant equity structures, such as LinnCo, LLC (“LinnCo”). Some of the significant differences between the structures include:

•                  LinnCo’s primary purpose is to own units of Linn Energy, LLC (“Linn Energy”), and LinnCo does not control, much less actively manage, Linn Energy.  As discussed above, the Company is engaged in the oil and gas business, which it actively manages through its subsidiaries.

•                  Linn Energy, as the holder of LinnCo’s sole voting share, has the right to elect the members of LinnCo’s board of directors.  JEH LLC has no control rights equivalent to those of Linn Energy with respect to the Company; instead, the Company’s board of directors will be elected by its stockholders, and the Company in turn is the sole managing member of JEH LLC.

•                  LinnCo’s financial statements do not consolidate Linn Energy and its subsidiaries; LinnCo reports based on its equity investment in Linn.  In contrast, the Company includes the financial results of JEH LLC and its subsidiaries on a consolidated basis.

We believe that the rationale for adoption of Rule 140 was to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities, where the Commission had concerns that a co-issuer could avoid liability associated with publicly registering an offering of securities through the use of the issuer’s registered sale of its own securities.  These policy concerns are not present here.

Finally, we submit that application of Rule 140 to the Company would raise the question of potential applicability of the rule to any public issuer that conducts its business through its subsidiaries, which would go well beyond the text of the rule and represent an expansion of its application that would be extremely difficult to administer, delimit and comply with.

Please telephone me or Paul Perea, also of Baker Botts L.L.P., counsel for the Company, at 512.322.2551 or 713.229.1674, respectively, with any questions or comments you have regarding the enclosed.

Respectfully,

/s/ Mollie H. Duckworth

Mollie H. Duckworth

Enclosures

cc:                                Mr. Mike McConnell (without enclosures)

Jones Energy, Inc.

Mr. Mike Bengtson (without enclosures)

Mr. Paul Perea (without enclosures)

Baker Botts L.L.P.